Exhibit (d.4)

Exhibit E

Frontier MFG Global Sustainable Fund

Subadvisory Fee:

100% of the net fee received by the Adviser from the Fund after giving effect to any contractual or voluntary expense cap borne by the Adviser, less an annual flat fee of $200,000 to be retained by the Adviser.  In the event the annual net advisory fee is less than $200,000, the Adviser shall retain 100% of the net advisory fee and no Subadvisory Fee shall be payable to the Subadviser.

Executed as of the     day of                                         , 20     .

FRONTEGRA ASSET MANAGEMENT, INC.

By:

Name: William D. Forsyth III
Title: President

MAGELLAN ASSET MANAGEMENT LIMITED

By:
Name:
Title: